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PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

March 20, 2006

Via EDGAR and Courier

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attention:	Mr. Jay Mumford
Re:	Form S-1 Registration Statement of Techwell, Inc. Commission File No. 333-130965

Ladies and Gentlemen,

        On behalf of Techwell, Inc. (the "Company"), we would like to supplementally provide the staff of the Securities and Exchange Commission (the "Staff") with information regarding the Company's history and treatment of options granted during the 12 months prior to the date of the most recent balance sheet, or December 31, 2005. As further discussed below, the Company retained an independent valuation firm, Duff & Phelps, LLC ("Valuation Specialist"), to provide a report on the fair value of the Company's common stock as of June 30, September 30 and December 31, 2005. This letter will provide you with both an overview of the Company and a summary of options granted to directors, officers, employees and non-employees, which we believe will be helpful in understanding the difference between the currently estimated IPO price range of $11.00 to $13.00 and the fair values of the Company's common stock used during 2005 for valuing stock compensation.

Company Overview

        The Company provides mixed signal integrated circuits for multiple video applications in the consumer, security surveillance and automotive markets. These integrated circuits address video applications based on digital technologies that receive and process analog video signals including advanced TVs, multifunction monitors, DVD recorders, security surveillance systems and in-car displays. The development of these integrated circuits is time-consuming and includes significant risk as the markets for any particular semiconductor solution change rapidly. The Company commenced operations in 1997. Since inception, the Company has focused on the following three main areas:

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  Technology:    development of the underlying technology and fundraising to support these efforts

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  Revenue:    commencement of sales and marketing efforts of its initial products and subsequent generations of the products, as well as defining a cost structure that could support the revenue streams

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  Management and Corporate Development:    completion of management team and development of corporate identity and structure

  Inception to December 31, 2004.

        From inception through 1999, the Company's operating activities related primarily to developing and testing prototype products, commencing the staffing of sales and customer service organizations, establishing relationships with customers and obtaining funding to support this development. The Company began shipment of its first product in 1999, but sales were initially limited. Net revenue was minimal during 2002, totaling $4.8 million, and the Company incurred a net loss of $6.0 million.

        Commencing in 2003, the Company began to deliver its next generation products and focused its efforts on developing new products. Total revenue increased in 2003 to $11.1 million and in 2004 to $17.3 million. However at the same time the Company continued to be unprofitable and recorded a net loss of $5.2 million and $1.7 million in 2003 and 2004, respectively.

        In October 2003, the Company completed its Series E and E-1 Preferred Stock financing in which the Company received proceeds totaling $20.0 million. The Company's shares of Series E Preferred Stock and Series E-1 Preferred Stock, which have various rights and preferences senior to the Common Stock, were sold at $5.00 per share to two accredited investors. The Company subsequently repurchased some of its Preferred Stock and also issued shares of Series F Preferred Stock. After completion of the repurchase and the Series F Preferred Stock financing, there was an aggregate of approximately $41 million of liquidation preference held by the holders of Preferred Stock senior to the Common Stock, which is the current amount of liquidation preference.

  January 1, 2005 to December 31, 2005

        First quarter revenues in 2005 remained flat at $5.7 million when compared to the prior quarter revenues of $5.7 million. The Company continued to be unprofitable. Revenue in the second quarter increased significantly to $9.7 million as a result of the introduction of several new products in the second half of 2004. As a result of the increase in revenues in the second quarter, the Company recorded its first profitable quarter with net income of $2.2 million in that quarter.

        The Company's outlook had changed significantly after the first quarter of 2005 primarily due to the development of key products and increased order activity. In the third quarter of 2005, the Company began preliminary and informal discussions with various investment bankers with regard to a possible initial public offering.

Company Options to Purchase Common Stock

        The Company believes that its Stock Incentive Plan (the "Option Plan") meets all of the required criteria set forth in APB Opinion No. 25 and in the Internal Revenue Code of 1986, as amended (the "Code"), that are essential to classify option grants as non-compensatory. The terms of the Option Plan require that incentive stock options granted by the Company's Board have exercise prices equal to at least 100% of the fair market value of the Company's common stock at the time of grant. All options granted since 1998 were granted pursuant to unanimous actions of the Board and were intended to be incentive stock options or were otherwise granted at 100% of the then-current fair market value. The Company believes that the actions of its Board to establish the fair market value of the Company's common stock at such dates were prudent and done with due care so as to comply with the requirements of APB Opinion No. 25 as to non-compensatory options and to preserve the status of such options as incentive stock options under the Option Plan and the Code. In addition, the Company believes that the Board's original valuation determinations for the Company's common stock were made in good faith using, in each instance, reasonable valuation methods reasonably applied at the respective option grant dates.

        The Board, which includes venture capitalists and seasoned business executives, has substantial experience in the valuation of privately held start-up companies such as the Company. In addition, the Board includes individuals that have considerable experience in operating or financing technology companies and, as a group, are familiar with the issues surrounding the valuation of options and other securities of technology companies. In addition, substantially all of these directors represents, or is himself, a significant stockholder of the Company and therefore would experience significant dilution in the event of an issuance of common stock at less than fair market value. The absence of a public trading market required the Board to rely on alternative means for determining the deemed fair market value for the common stock.

        Nevertheless, in connection with the preparation each year of the Company's financial statements, the Company reconsidered whether the stock options granted and common stock issued since 1998 contained a compensatory element, which should be recorded in the Company's accounts. For periods prior to June 30, 2005, the Company performed retrospective valuations of the common stock at the time it prepared its financial statements and recorded stock compensation as disclosed in the Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Stock-Based Compensation. Around the same time that the Company began informal discussions with investment bankers, the Company retained an independent valuation specialist to perform valuations as of June 30, September 30 and December 31, 2005, resulting in per share valuations of $3.35, $3.99 and $6.02, respectively. Although the underlying assumptions contained in each of the valuation reports, including forecasted revenue and marketability, did not materially change, the applicable market multiples for comparable companies increased and the Company's actual operating results improved throughout 2005. These increases primarily led to the increase in valuation from the June 30th report to the December 31st report. The Company received valuation reports as of June 30 and September 30, 2005 in November 2005 and received the valuation report for December 31, 2005 in January 2006.

        The following sets out additional information relevant in determining the value of the Company's common stock during 2005:

$ in 000's	Q4'04	Q1'05	Q2'05	Q3'05	Q4'05
Net revenue	$5,749	$5,700	$9,682	$9,877	$10,792
Net income (loss)	$(452)	$(743)	$2,198	$1,323	$1,763

        As detailed in Note 9 of the Notes to Consolidated Financial Statements in the Registration Statement, and as discussed below, the Company has recorded a charge to operations for what it subsequently determined to be the compensatory element of the options it granted to employees, members of the Board of Directors and non-employees. The Company has recorded an aggregate deferred stock compensation based on the intrinsic value of the options at the grant date of $3.7 million, net of forfeitures, during the three years ended December 31, 2005 (the unamortized balance is $1.3 million at December 31, 2005) and it is expensing this stock-based compensation charge over the vesting period of the options.

        To determine the fair value for options granted in 2005, the Company utilized the per share valuations as of June 30, September 30 and December 31, 2005, the quarter ends close to the largest stock option grants. The Valuation Specialist retained by the Company used generally accepted valuation techniques including the discounted cash flow method and the guideline company method. The valuations placed equal weighting on these two methods in estimating our fair value. Determining the fair value of the Company's common stock requires the Company to make complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs as well as discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage its business.

        The table below outlines, by date of grant, the number of options granted, exercise price, fair value and stock-based compensation for all options granted to officers, directors and employees during the 12 months prior to the date of the Company's most recent balance sheet, or December 31, 2005.

Date of Option Grant	Options Granted to Non Officer Employees	Options Granted to Officers and Directors	All Options Granted to Employees, Officers & Directors	Exercise Price	Fair Value of Common Stock	Stock Based Compensation (in 000's)
2/10/05	30,000	0	30,000	$0.90	$2.80	$57.0
5/12/05	108,000	0	108,000	$1.50	$3.35	$199.8
6/29/05	204,062	0	204,062	$1.50	$3.35	$377.5
8/8/05	80,000	0	80,000	$1.50	$3.99	$199.2
10/17/05	63,000	40,000	103,000	$3.00	$4.75	$180.3
11/17/05	53,000	120,000	173,000	$4.00	$5.50	$259.5
12/15/05	15,000	0	15,000	$6.00	$6.00	$0

	553,062	160,000	713,062		Total	$1,273.3

        As discussed above, the fair values at June 30, September 30 and December 31 were determined by the contracted outside Valuation Specialist. This information along with the forecast for future operating results, led to the decision of the Board to increase the exercise price of stock options at each of its 2005 Board meetings from $0.90 at the beginning of the year to $6.00 at its December 15, 2005 Board meeting.

        The underwriters' current estimate of a potential initial public offering price is a range of a price per share between $11.00 to $13.00. The total enterprise value based on the midpoint of the underwriters' preliminary estimate on March 9, 2006 is approximately 45% higher than the enterprise value reported by the Valuation Specialist as of December 31, 2005. The difference in enterprise value between these two dates is primarily a result of the growth from December 31, 2005 to March 9, 2006 in the market multiples of comparable companies used in the valuations.

        Both the Valuation Specialist and the underwriters applied various techniques in determining the enterprise value of the Company. Both valuations used a market approach, which includes the selection of comparable companies, various market multiples and the relative weighting of these market multiples. A common measurement between the two valuations was an enterprise value to revenue multiple, which we use here in order to compare the valuations using a consistent metric. The increase in the enterprise value to revenue multiple from December 31, 2005 to March 9, 2006 using the same comparable companies at both dates was approximately 45%, which explains the increase in the enterprise value between these two dates.

        In addition to the difference in total enterprise value, the per share fair value of the Common Stock between the Valuation Specialist's report and the preliminary estimate provided by the underwriters is a result of a 5% marketability discount applied in the December 31, 2005 valuation and the application by the Valuation Specialist of the option pricing method to account for the value in different classes of outstanding stock. The underwriters did not apply a marketability discount, since their preliminary fair value estimate assumed a successful completion of the Company's planned IPO. In the Valuation Specialist's report as of December 31, 2005, it notes a number of research studies that have attempted to quantify the discount attributable to a lack of marketability by comparing the prices at which restricted stock trades vis-à-vis its publicly traded counterpart. The mean discounts cited range from a low of 13% to a high of 45%. With respect to the Company, however, the Valuation Specialist applied only a 5% marketability discount. The underwriters also did not apply the option pricing method, because their preliminary estimate also assumed that all shares of outstanding preferred stock are converted into shares of common stock upon the closing of the IPO.

        Finally, there is an execution risk that the IPO may not occur at all or may occur at a lower value than $11.00 per share. If the IPO does not occur, the preferred shareholders would still retain their liquidation preference in which they would hold a preference to the common shareholders in the event the Company was to be acquired or the value of the Company declined. Because the preferred stockholders consider this right to be of value, they will not relinquish it until the shares convert to common stock at the closing of the IPO.

Summary

        The increase in the fair market value of the Company during 2005 has been driven by the increase in revenues during the year, particularly in the second, third and fourth quarters. The most tangible measure of the result has been a greater than 127% increase in net revenues, from $13.4 million for the three quarters ended December 31, 2004 to net revenues of $30.4 million in the three quarters ending December 31, 2005. In addition, the Company became profitable on a quarterly basis beginning in the second quarter of 2005 and that profitability continued throughout the year.

        In combination, the above-noted factors are consistent with the fair market values of the Company's common stock throughout the year and the corresponding charge for deferred stock compensation that has been recorded. The growth in the fair value of the Common Stock between the Valuation Specialist's report as of December 31, 2005 and the underwriters' preliminary estimate as of March 9, 2006 is primarily attributable to the growth during that time of the market multiples of companies comparable to the Company.

        We hope that you will find the foregoing useful in evaluating financial information regarding options and the convertible preferred stock of Techwell, Inc. If you have further questions or comments, please feel free to contact the undersigned at 650-233-4550, or Mark Voll, Techwell's Chief Financial Officer, at 408-435-3888 ext. 124.

Sincerely,
/s/ DAVINA K. KAILE Davina K. Kaile

Encl.

cc:
Mark Voll
Deloitte & Touche LLP (w/o encl.)

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PILLSBURY WINTHROP SHAW PITTMAN LLP 2475 HANOVER STREET PALO ALTO, CALIFORNIA 94304